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                                                                 EXHIBIT NO. 17



Vincent Intrieri
1365 York Avenue
Apartment 28A
New York, New York 10128

March 27, 2003

Board of Directors
TransTexas Gas Corporation
1300 N. Sam Houston Parkway
Houston, Texas  77032

Gentlemen:

Please be advised that I hereby resign from the board of directors of TransTexas Gas Corporation. In doing so, I feel compelled to express to the board my strong dissatisfaction with both the board and the management at TransTexas.

As I have previously stated to the board, it is my view that management has been more interested in their own compensation, benefits, severance, etc. then in running the Company. In addition, rather than acting to benefit the Company's owners, the board has too often sided with management in a manner that has not helped the Company or its owners, but has rather emboldened management to gratify its own avarice. In this regard it appears that, as the Creditors Committee has complained, the value of the Company has been adversely affected due to the enormous amount of SG&A expenses being incurred by a company of this size.

In my view, the current board compensation consisting of a base fee of $75,000 plus $2,000 per meeting is excessive and, in the context of a company in the financial condition of TransTexas, outrageous. The board, as a matter of fiduciary duty, should re-evaluate their fees in all respects. As you know, I felt so strongly about this issue that I refused to accept any fees while serving on the TransTexas board.

I should not need to remind you that the fiduciary duty of the board is to the Company's owners. In my view, the board has lost sight of this fact.

Very truly yours,

By: /s/ Vincent Intrieri

Vincent Intrieri